EXHIBIT 99.1

FirstService Reports Solid Fourth Quarter and Annual Results

Colliers International Delivers Strong Year Over Year Growth

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Revenues (millions)	$ 552.1	$ 465.8	$ 1,986.3	$ 1,703.2
Adjusted EBITDA (millions) (note 1)	37.0	36.0	147.3	133.1
Adjusted EPS (note 2)	0.37	0.27	1.61	1.42

TORONTO, Feb. 16, 2011 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) preferred shares – (TSX:FSV.PR.U) today reported results for its fourth quarter and year ended December 31, 2010. All amounts are in US dollars.

Revenues for the fourth quarter were $552.1 million, a 19% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $37.0 million, versus $36.0 million and Adjusted EPS (note 2) was $0.37, up 37% versus $0.27 reported in the prior year quarter. GAAP EPS from continuing operations was a loss of $0.12 per share in the quarter, compared to a loss of $0.40 for the same quarter a year ago.

For the year ended December 31, 2010, revenues were $1.986 billion, a 17% increase relative to the prior year, while Adjusted EBITDA was $147.3 million, up 11%, and Adjusted EPS was $1.61, up 13%. The Company's 29.6% equity investment in Colliers UK, which is not included in consolidated revenues or Adjusted EBITDA, negatively impacted results by $0.12 per share as it restructured its operations; excluding this loss, full year Adjusted EPS would have been $1.73 per share, up 22% versus the prior year. GAAP EPS from continuing operations for the year was $0.11, compared to a loss of $1.85 in the prior year.

"FirstService delivered solid fourth quarter and annual results for the year ended December 31, 2010," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Colliers International reported strong revenue growth across all service lines, while FirstService Residential and Property Services continued to deliver solid results considering the challenging, but improving, economic conditions in the US," he added.

About FirstService Corporation

FirstService Corporation is a global diversified leader in the rapidly growing real estate services sector, providing services in commercial real estate, residential property management and property services. Industry-leading service platforms include Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService generates about US$2 billion in annual revenues and has more than 20,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $268.0 million for the fourth quarter, up 30% relative to the prior year quarter. Revenue growth was comprised of 20% internal growth measured in local currencies, a 4% favourable impact from foreign currency translation and 6% growth from recent acquisitions. Internal growth was primarily driven by year over year revenue increases in the Americas and Asia Pacific regions. Adjusted EBITDA was $16.8 million, up 38% from $12.1 million reported in the prior year quarter. Fourth quarter results were negatively impacted by $1.0 million in Colliers International global re-branding costs.

Residential Property Management revenues were $164.4 million for the fourth quarter, up 5% relative to the prior year quarter. Revenue growth was comprised of 1% internal growth from property management contract wins and 4% from recent acquisitions. Adjusted EBITDA for the quarter was $11.5 million versus $14.9 million in the prior year period, impacted by a reduction in higher-margin ancillary service revenues in the current quarter and a surge in collections revenues and profits experienced in the prior year period.

Property Services revenues totalled $119.6 million, up 15% from $103.8 million in the prior year period, attributable primarily to foreclosure services growth, with franchised services also reporting more modest quarter-over-quarter growth. Adjusted EBITDA for the fourth quarter was $15.9 million, up 44% versus $11.1 million in the prior year quarter, primarily due to improved profitability in the franchise group relative to the prior year period.

Corporate costs were $7.9 million in the fourth quarter, relative to $2.8 million in the prior year period. The current quarter's results were impacted by higher performance-based executive compensation accruals and foreign currency translation of Canadian dollar-denominated expenses.

Segmented Annual Results

Commercial Real Estate Services annual revenues for 2010 totalled $861.9 million, up 38% relative to the prior year. Revenue growth was comprised of 26% internal growth measured in local currencies, a 6% favourable impact from foreign currency translation and 6% growth from recent acquisitions. Adjusted EBITDA for 2010 was $39.5 million, up from $6.4 million reported in the prior year. Annual results for 2010 were negatively impacted by $2.7 million in Colliers International global re-branding costs, which are expected to continue through the first half of 2011. In 2009, the Company incurred $13.5 million of cost containment expense to reduce its headcount and office footprint; these costs were excluded from Adjusted EBITDA to provide a more meaningful indication of ongoing results from operations.

Full year Residential Property Management revenues were $662.0 million, up 3% relative to 2009. Internal growth was nominal, but included an increase in contractual management fees offset by a decline in ancillary service revenues. Recent acquisitions accounted for the 3% revenue growth. Adjusted EBITDA was $59.1 million versus $61.0 million in the prior year, and was impacted by the reduction in ancillary service revenues which tend to be at higher margins than contractual management fees.

Property Services revenues for the full year totalled $462.1 million, up 6% from $434.8 million in the prior year, comprised entirely of internal growth in both franchising and foreclosure services. Adjusted EBITDA for the year was $68.2 million, versus $71.5 million in the prior year, primarily due to the foreclosure services operation, which experienced significant operating leverage in early 2009 from a surge of new business as well as additional costs from increases in the scope of client engagements in the current year.

Corporate costs were $22.3 million for the full year, relative to $11.2 million in the prior year. The current year's results were impacted by higher performance-based executive compensation and foreign currency translation of Canadian dollar-denominated expenses. Performance-based compensation was based on growth in full year Adjusted EPS less cost containment expense, which increased 44%.

Deferred Income Tax Asset Valuation Allowance

During the fourth quarter, the Company recorded a decrease in its valuation allowance with respect to deferred income tax assets, which decreased income tax expense by $0.7 million and increased GAAP earnings per share by $0.02. In the prior year quarter, the valuation allowance decreased by $1.2 million, increasing GAAP earnings per share by $0.04. For the full year, the increase to income tax expense and reduction to GAAP earnings per share were $12.6 million and $0.39, respectively (2009 - $17.3 million and $0.54, respectively). The valuation allowance relates to tax loss carry-forwards in the Company's Commercial Real Estate operations, which remain available to offset income tax over the next 17 to 20 years.

Conference Call

FirstService will be holding a conference call on Wednesday, February 16, 2011 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings (loss) from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; (vii) stock-based compensation expense; and (vii) cost containment expense. Cost containment expense refers to charges in the Commercial Real Estate segment on account of headcount and office footprint reductions; such charges are shown only if material. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2010	2009	2010	2009

Net earnings (loss) from continuing operations	$ 12,223	$ 8,711	$ 47,900	$ (7,279)
Income tax	5,776	7,846	29,228	39,066
Other expense (income)	(741)	(1,559)	3,007	(1,624)
Interest expense, net	4,201	3,884	17,397	12,506
Realized gain on available for sale securities	--	--	--	(4,488)
Operating earnings	21,459	18,882	97,532	38,181
Depreciation and amortization	12,646	10,689	47,886	46,383
Goodwill impairment charge	--	--	--	29,583
Acquisition-related items	2,209	--	(871)	--
Stock-based compensation expense	682	728	2,761	5,424
Cost containment	--	5,655	--	13,496
Adjusted EBITDA	$ 36,996	$ 35,954	$ 147,308	$ 133,067

2. Reconciliation of net earnings (loss) and net earnings (loss) per common share from continuing operations to adjusted net earnings and adjusted net earnings per common share:

Adjusted diluted net earnings per common share is defined as diluted net earnings (loss) per common share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) acquisition-related items; (v) stock-based compensation expense; (vi) cost containment expense; (vii) realized gain on available-for-sale securities; and (viii) deferred income tax asset valuation allowances related to tax loss carry-forwards. Cost containment expense refers to charges in the Commercial Real Estate segment on account of headcount and office footprint reductions; such charges are shown only if material. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share from continuing operations to adjusted diluted net earnings per common share appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2010	2009	2010	2009

Net (loss) earnings attributable to common shareholders	$ (3,675)	$ (9,351)	$ 3,463	$ (54,955)
Non-controlling interest redemption increment	10,053	14,815	18,916	32,602
Company share of net (earnings) loss from discontinued operations, net of tax	--	(2,492)	--	481
Acquisition-related items	2,209	--	(871)	--
Amortization of intangible assets	5,087	3,348	19,606	19,550
Goodwill impairment charge	--	--	--	29,583
Stock-based compensation expense	682	728	2,761	5,424
Cost containment	--	5,655	--	13,496
Realized gain on available-for-sale securities	--	--	--	(4,488)
Income tax on adjustments	(2,019)	(3,174)	(7,778)	(11,361)
Deferred income tax asset valuation allowance	(672)	(1,232)	12,590	17,289
Non-controlling interest on adjustments	(258)	(354)	153	(5,735)
Adjusted net earnings	$ 11,407	$ 7,943	$ 48,840	$ 41,886

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2010	2009	2010	2009

Net (loss) earnings per common share from continuing operations	$ (0.12)	$ (0.40)	$ 0.11	$ (1.85)
Non-controlling interest redemption increment	0.33	0.50	0.62	1.10
Acquisition-related items	0.07	--	0.03	--
Amortization of intangible assets, net of tax	0.10	0.07	0.40	0.39
Goodwill impairment charge	--	--	--	0.93
Stock-based compensation expense, net of tax	0.01	0.02	0.06	0.11
Cost containment, net of tax	--	0.12	--	0.30
Realized gain on available-for-sale securities	--	--	--	(0.10)
Deferred income tax asset valuation allowance	(0.02)	(0.04)	0.39	0.54
Adjusted diluted net earnings per common share	$ 0.37	$ 0.27	$ 1.61	$ 1.42

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2010	2009	2010	2009

Revenues	$ 552,090	$ 465,789	$ 1,986,271	$ 1,703,222

Cost of revenues	331,193	300,009	1,221,323	1,062,406
Selling, general and administrative expenses	184,583	136,209	620,401	526,669
Depreciation	7,559	7,341	28,280	26,833
Amortization of intangible assets	5,087	3,348	19,606	19,550
Goodwill impairment charge	--	--	--	29,583
Acquisition-related items (1)	2,209	--	(871)	--
Operating earnings	21,459	18,882	97,532	38,181
Interest expense, net	4,201	3,884	17,397	12,506
Other (income) expense	(741)	(1,559)	3,007	(6,112)
Earnings before income tax	17,999	16,557	77,128	31,787
Income tax (2)	5,776	7,846	29,228	39,066
Net earnings (loss) from continuing operations	12,223	8,711	47,900	(7,279)
Discontinued operations, net of income tax (3)	--	2,672	--	(576)
Net earnings (loss)	12,223	11,383	47,900	(7,855)
Non-controlling interest share of earnings	3,320	3,394	15,420	4,397
Non-controlling interest redemption increment	10,053	14,815	18,916	32,602
Net (loss) earnings attributable to Company	(1,150)	(6,826)	13,564	(44,854)
Preferred share dividends	2,525	2,525	10,101	10,101
Net (loss) earnings attributable to common shareholders	$ (3,675)	$ (9,351)	$ 3,463	$ (54,955)

Net (loss) earnings per common share
Basic
Continuing operations	$ (0.12)	$ (0.40)	$ 0.12	$ (1.85)
Discontinued operations	--	0.08	--	(0.02)
	$ (0.12)	$ (0.32)	$ 0.12	$ (1.87)

Diluted
Continuing operations	$ (0.12)	$ (0.40)	$ 0.11	$ (1.85)
Discontinued operations	--	0.08	--	(0.02)
	$ (0.12)	$ (0.32)	$ 0.11	$ (1.87)

Adjusted diluted net earnings per common share (4)	$0.37	$ 0.27	$1.61	$1.42

Weighted average common shares (thousands)
Basic	30,266	29,547	30,081	29,438
Diluted	30,669	29,719	30,367	29,516

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.
(2) Income tax expense for the three months ended December 31, 2010 includes a $672 reversal of valuation allowance related to deferred income tax assets (2009 -- $1,232 reversal); income tax expense for the year ended December 31, 2010 includes a $12,590 valuation allowance (2009 -- $17,289).
(3) Amount shown is before NCI share. For the three months ended December 31, 2010, NCI share of discontinued operations was nil (2009 -- $180); for the year ended December 31, 2010, NCI share of discontinued operations was nil (2009 - ($95)).
(4) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	December 31, 2010	December 31, 2009

Assets
Cash and cash equivalents	$ 100,359	$ 99,778
Restricted cash	4,337	5,039
Accounts receivable	262,654	214,285
Inventories	9,140	9,458
Prepaid expenses and other current assets	43,140	53,733
Current assets	419,630	382,293
Other non-current assets	50,726	46,479
Fixed assets	86,134	75,939
Goodwill and intangible assets	575,976	504,819
Total assets	$ 1,132,466	$ 1,009,530

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 346,156	$ 269,668
Other current liabilities	26,498	29,008
Long-term debt - current	39,249	22,347
Current liabilities	411,903	321,023
Long-term debt - non-current	201,491	213,647
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	35,291	27,606
Deferred income tax	33,175	40,052
Non-controlling interests	174,358	164,168
Shareholders' equity	199,248	166,034
Total liabilities and equity	$ 1,132,466	$ 1,009,530

Supplemental balance sheet information
Total debt	$ 317,740	$ 312,994
Total debt excluding convertible debentures	240,740	235,994
Total debt, net of cash	217,381	213,216
Total debt excluding convertible debentures, net of cash	140,381	136,216

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2010	2009	2010	2009

Cash provided by (used in)

Operating activities
Net earnings (loss) from continuing operations	$ 12,223	$ 8,711	$ 47,900	$ (7,279)
Items not affecting cash:
Depreciation and amortization	12,646	10,689	47,886	46,383
Goodwill impairment charge	--	--	--	29,583
Deferred income tax	(438)	(4,057)	(7,440)	(3,178)
Other	4,115	708	2,817	2,548
	28,546	16,051	91,163	68,057

Changes in operating assets and liabilities	26,078	41,815	23,888	15,240
Discontinued operations	--	(2,869)	--	(2,248)
Net cash provided by operating activities	54,624	54,997	115,051	81,049

Investing activities
Acquisition of businesses, net of cash acquired	(21,115)	(11,239)	(34,710)	(16,831)
Purchases of fixed assets	(9,303)	(5,686)	(32,460)	(24,234)
Other investing activities	(2,460)	(14,638)	1,045	(5,829)
Discontinued operations	--	1,511	--	1,343
Net cash used in investing activities	(32,878)	(30,052)	(66,125)	(45,551)

Financing activities
Increase in long-term debt, net	8,324	27,411	1,747	43,197
Purchases of non-controlling interests (net)	(18,617)	(13,148)	(38,210)	(42,246)
Dividends paid to preferred shareholders	(2,525)	(2,525)	(10,101)	(10,101)
Other financing activities	(1,946)	(4,936)	(4,486)	(14,380)
Net cash (used in) provided by financing activities	(14,764)	6,802	(51,050)	(23,530)

Effect of exchange rate changes on cash	(1,517)	4,611	2,705	7,761

Increase in cash and cash equivalents	5,465	36,358	581	19,729

Cash and cash equivalents, beginning of period including cash held by discontinued operations	94,894	63,420	99,778	80,049

Cash and cash equivalents, end of period including cash held by discontinued operations	$ 100,359	$ 99,778	$ 100,359	$ 99,778

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended December 31
2010
Revenues	$ 268,014	$ 164,431	$ 119,572	$ 73	$ 552,090
Adjusted EBITDA	16,759	11,545	15,883	(7,873)	36,314
Stock-based compensation					682
					36,996
Operating earnings	7,888	8,189	13,417	(8,035)	21,459

2009
Revenues	$ 205,953	$ 155,980	$ 103,818	$ 38	$ 465,789
Adjusted EBITDA	6,465	14,886	11,061	(2,841)	29,571
Stock-based compensation					728
Cost containment	5,655				5,655
	12,120				35,954

Operating earnings	1,162	11,997	8,677	(2,954)	18,882

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated
Twelve months ended December 31
2010
Revenues	$ 861,917	$ 662,033	$ 462,141	$ 180	$ 1,986,271
Adjusted EBITDA	39,485	59,119	68,215	(22,272)	144,547
Stock-based compensation					2,761
					147,308
Operating earnings	14,694	46,670	58,671	(22,503)	97,532

2009
Revenues	$ 622,996	$ 645,251	$ 434,838	$ 137	$ 1,703,222
Adjusted EBITDA	(7,051)	60,960	71,475	(11,237)	114,147
Stock-based compensation					5,424
Cost containment	13,496				13,496
	6,445				133,067
Operating earnings	(61,665)	49,399	62,028	(11,581)	38,181
CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO
         (416) 960-9500